

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Eyal Ofir
Chief Executive Officer
Lazard Growth Acquisition Corp. I
30 Rockefeller Plaza
New York, New York 10112

> **Re: Lazard Growth Acquisition Corp. I**
> **Amendment No. 1 to Form S-1**
> **Filed February 2, 2021**
> **File No. 333-252408**

Dear Mr. Ofir:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-1 filed February 2, 2021

Principal Shareholders, page 132

1.   We note your response to comment 1. Please revise to identify the natural persons who are the ultimate control persons of the shares held by LGACo 1 LLC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

　　　　You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Nicholas A. Dorsey